Bling Marketing, Inc.

150 West 46th Street, Suite 5R

New York, New York 10036

February 24, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bling Marketing, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 5, 2014

File No. 333-192997

General

1. We note your response to comment 2 in our letter dated January 13, 2014 that you are not a shell company, particularly your statement that “[you] have a very specific business plan.” In this regard, we note your statements in support of this conclusion to the effect that you are “in the process of putting together sample lines,” “putting together catalog pages,” “developing a website,” and “[you] have an independent sales representative … [that] will be paid a commission of 5% of his sales.” Alone, without further information, these actions do not support the conclusion that your company cannot be classified as a shell company. To the contrary, these actions suggest that your company has no or only nominal operations, and given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

The disclosure has been revised to disclose that we are a shell company, to further disclose that we cannot file a Form S-8 until the shell company status has been lifted, the limitations on the ability of our security holders to resell under Rule 144, and the potential reduced liquidity or illiquidity of our securities.

Item 17. Undertakings, page 50

2. Please tell us why you have deleted the undertaking set forth in Item 512(a)(6) of Regulation S-K.

The undertaking set forth in Item 512(a)(6) has not been deleted.  There was an extra undertaking with the same information presented which had been removed due to redundancy.

Exhibit 23

3. Please have your independent registered public accounting firm revise the date of their consent. In this regard, we note the consent is dated February 5, 2013 instead of 2014.

An updated auditor’s consent has been provided.

Very truly yours,

/s/ Dena Kurland

Dena Kurland

Chief Executive Officer

Bling Marketing, Inc.